UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Smart-Space Fintech 2, Room 3, Unit 401-404 Core C, Cyberport, Telegraph Bay,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 17, 2025, Diginex Limited (“Diginex” or the “Company”) signed a binding memorandum of understanding with His Highness, Shaikh Mohammed Bin Sultan Bin Hamdan Al Nahyan of Abu Dhabi’s Royal family, via Nomas Global Investments LLC S.P.C. (“Nomas”), a limited liability company - sole proprietorship company, a solely owned SPV of His Highness, and incorporated under the laws of the Government of Abu Dhabi, with its registered office at Office No 301, 3rd Floor, Sea Tower, Corniche Street, Abu Dhabi, United Arab Emirates (“UAE”) (the “Nomas MOU”) and a binding memorandum of understanding with Al Noor Legal Consultants FZE (“Al Noor”), a Limited Liability Company incorporated under the laws of the Government of Sharjah, with its registered office at Business Centre, Sharjah Publishing City Free Zone, Sharjah, UAE (the “Al Noor MOU” and together with the Nomas MOU the “MOUs”) to pursue a broad strategic relationship to facilitate Diginex with its planned expansion in the UAE and the broader Gulf Cooperation Council region (“GCC”), which includes assisting the Company with a dual listing of the Company’s ordinary shares on the Abu Dhabi Securities Exchange (“ADX”) and a potential capital raise of up to USD$250 million focused on large institutional investors based in the GCC. Any securities offered in a private capital raise will not be under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Pursuant to the Nomas MOU, Diginex has agreed to Nomas fixed non-refundable fees in an aggregate amount of $800,000, with the initial payment of $400,000 paid upon signing of the Nomas MOU and the balance of the Nomas MOU fees payable in equal installments upon the occurrence of three defined milestones. The Nomas MOU also provides that Diginex shall pay Nomas success fees upon Diginex achieving certain capital raise targets and the successful listing of Diginex’s securities on the ADX. Pursuant to the Al Noor MOU, Diginex has agreed to Al Noor fees in an aggregate amount of $650,000, with the initial payment of $250,000 paid upon signing of the Al Noor MOU, an additional amount of $150,000 payable on April 15, 2025 and the balance of the Al Noor MOU fees in equal installments upon the occurrence of three defined milestones. The Al Noor MOU also provides that Diginex shall pay Al Noor success fees upon Diginex achieving certain capital raise targets and the successful listing Diginex’s securities on the ADX.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: March 20, 2025		/s/ Mark Blick
	Name:	Mark Blick
	Title:	Chief Executive Officer
(Principal Executive Officer)